December 23, 2019

Jonathan E. Johnson
Chief Executive Officer
Overstock.com, Inc.
799 W. Coliseum Way
Midvale, Utah 84047

       Re: Overstock.com, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 22, 2019
           File No. 000-49799

Dear Mr. Johnson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Robert W. Reeder III